Exhibit 12

The J.M. Smucker Company

Computation of Ratio of Earnings to Fixed Charges

(in thousands of dollars)

Three Months Ended July 31, 2012
Earnings before fixed charges:
Income before income taxes	$167,265
Total fixed charges	30,054
Less: capitalized interest	(1,415)

Earnings available for fixed charges	$195,904
Fixed charges:
Interest and other debt expense, net of capitalized interest	$23,882
Capitalized interest	1,415
Estimated interest portion of rent expense (a)	4,757

Total fixed charges	$30,054
Ratio of earnings to fixed charges	6.5

(a)	For purposes of this calculation, management estimates approximately one-third of rent expense is representative of interest expense.